UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                           April                          , 2004
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                          Knightsbridge Tankers Limited
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                 (Translation of registrant's name into English)

                    Par-la-Ville Place, 14 Par-la-Ville Road,
                             Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F     [ X ]         Form 40-F    [   ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes    [   ]         No    [ X ]



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Limited (the "Company") dated April 26, 2004, announcing a change in the Company's dividend policy as a consequence of the Company's fleet deployment having switched from bareboat charters to a combination of time charters and spot market trading.

EXHIBIT 1

FOR IMMEDIATE RELEASE
---------------------

KNIGHTSBRIDGE TANKERS LIMITED


Knightsbridge Tankers Limited (VLCCF) Advises First Quarter Results Announcement Date

Knightsbridge Tankers Limited (the "Company") advises that the Company will release its first quarter results and declare a cash distribution for the first quarter of 2004 on May 14, 2004. The distribution amount, the record date, the ex-dividend date and the payment date for the cash distribution will also be announced on that date.

The Company has historically announced quarterly cash distributions approximately 15 days after each quarter end. In the future, the Company expects to announce quarterly results and cash distributions approximately 40 days after each quarter end. This change reflects the change in the employment of the Company's five Very Large Crude Carriers from bareboat charters to a combination of time charters and spot market trading.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridges vesssels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


Hamilton, Bermuda, April 26, 2004

Contact:   Knightsbridge Tankers Limited      Ola Lorentzon
           Investor Relations                 +46 703 998886
                                              Kate Blankenship
                                              +1 (441) 295-0182


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            Knightsbridge Tankers Limited
                                            -----------------------------------
                                                    (Registrant)




Date       April 30, 2004             By      /s/ Kate Blankenship
                                             ----------------------------------
                                                  Kate Blankenship
                                                    Secretary



01655.0002 #482824